FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

A publicly held limited liability stock company (Sociedad Anónima Abierta)
Securities Register Nº 0114

NOTICE OF REGULAR AND SPECIAL SHAREHOLDERS' MEETINGS

     In accordance with the provisions of clause 63 of Law 18,046, I wish to inform you that the board of Empresa Nacional de Electricidad S.A. agreed to call the Regular Shareholders’ Meeting for 10 a.m. on March 21, 2006 at the Hotel Sheraton Santiago, Santa María 1742, Santiago; and an Special Shareholders’ Meeting for the same day and at the same place, to be held immediately following the Regular Meeting.

REGULAR SHAREHOLDERS' MEETING

The Regular Shareholders' Meeting will have as its purpose to acknowledge and resolve the following matters:

1.- Approval of the Annual Report, Financial Statements and Report of the Independent Accountants and Inspectors of Accounts for the year ended December 31, 2005;

2.- Distribution of Profits and Dividends;

3.- Exhibition of the Company’s dividends policy and information of the procedures for the dividends distribution;

4.- Investment and financing policy proposed by the Board of Directors;

5.- Election of the directors;

6.- Fixing of the Remuneration of the Board of Directors;

7.- Fixing of the Remuneration of the Committee of Directors and the Audit Committee and approval of their budgets;

8.- Report of the Committee of Directors;

9.- Appointment of External Auditors;

10.- Election of two Inspectors of Account and their alternates, and the fixing of their remuneration;

11.- Other matters of corporate interest and the competence of the Meeting and information of the transactions referred to in clause 44 of Law 18,046.

SPECIAL SHAREHOLDERS' MEETING

The object to the Special Meeting is to know and resolve the following matters:

1. Amend clause 28 of the corporate bylaws, relating to matters for extraordinary shareholders’ meetings, in order to adapt letter d) to the text of No.4 of clause 57 of Law 18,046.

2. Amend the final paragraph of clause 36 of the bylaws in order to adapt to the provisions of the first paragraph of clause 7 of Law 18,046.

3. Amend the corporate bylaws in order to include, in accordance with the Chilean and foreign laws to which the Company is subject, rules concerning the Director Committee and the Audit Committee, incorporating the respective chapter and clauses; establishing for this purpose a new numbering of the chapters and clauses of the bylaws; and adapting the reference that clauses 28 bis and 36 bis make to other statutory clauses, to the new numbering.

4. Approve the restated text of the corporate bylaws.

5. Adopt all the necessary agreements for complying with and carrying out that approved in the above numbers.

PARTICIPATION AT THE MEETINGS

The Shareholders listed in the Share Registry five business days prior to the Meetings to be held on March 11, 2006, shall have the right to take participate in the latter.

PROXIES

The verification of proxies will be carried out on March 18, 19 and 20, 2006 at the offices of Empresa Nacional de Electricidad S.A., at Santa Rosa 76, Santiago, from 9:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m., and on the date of the meetings from 9:00 a.m. to 10:00 a.m. at the place of the meetings.

In order to avoid crowds and delays, the beneficiaries of powers are strongly advised to register their powers during the first days of the checking period, at the times and places mentioned immediately above.

On the day of the meetings, powers will only be received until 10:00 a.m. Only those powers received by that time will qualify.

CHAIRMAN OF THE BOARD

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: January 30, 2006	By:	/s/ RAFAEL MATEO ALCALÁ

Name: Rafael Mateo Alcalá
Title: Chief Executive Officer